Conceptus, Inc.

331 East Evelyn Avenue

Mountain View, CA 94041

July 25, 2007

Mr. Brian Cascio

Ms. Kristin Lochhead

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mailstop 6010

Washington, D.C. 20549-6010

Re:	Conceptus, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
Form 10-Q for the fiscal quarter ended March 31, 2007
File No. 000-27596

Dear Mr. Cascio and Ms. Lochhead:

We are writing to you (the “Staff”) in regards to your letter dated June 29, 2007, in which the Staff provided comments related to the above-referenced filings of Conceptus, Inc. (the “Company”). For ease of review, we have set forth below each comment of your letter and the Company’s response thereto.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page 64:

1.               We reference the line item within cash flows from financing activities labeled “Reversal of overpayment on stock issuance costs.”  Please tell us and revise future filings to discuss the nature of the $22,882 and $23,939 reversals recorded in the year ended December 31,2005 and 2004, respectively.

Response:  The Company hereby advises the Staff that, due to an administrative error, the  amounts of $22,882 and $23,939 on the line titled “Reversal of overpayment on stock issuance costs”

were incorrectly included on such line. Instead, each of the amounts  should have been included in a line titled “Issuance of common stock from equity financing, net”, which is how each was presented in the Company’s Consolidated Statement of Cash Flows included in the Annual Report on Form 10-K for the year ended December 31, 2005.  This line was inadvertently deleted from the Consolidated Statement of Cash Flows during the final EDGARization process immediately before the filing of the 2006 Form 10-K with the Commission. The line titled “Reversal of overpayment on stock issuance costs” should not have included any amounts for the years ended December 31, 2005 and 2004.  The Company hereby confirms to the Staff that this administrative error did not affect the  total of  “Net cash provided by financing activities” presented in  the Consolidated Statement of Cash Flows in the 2006 Form 10-K. The Company will correct this error in its next Annual Report on Form 10-K for the year ended December 31, 2007.

Form 10-Q for the fiscal quarter ended March 31, 2007

Condensed Consolidated Financial Statements

Note 10. Commitments and Contingencies, page 11

2.               We see that you amended the Share Purchase and Call Option Agreement and Distribution Agreement with Conceptus SAS and that you agreed to not acquire SAS in 2007 and to exercise the call option to acquire Conceptus SAS in a future period. The amendment also increased the price that Conceptus SAS will pay for the Essure product. Please tell us the accounting treatment for these agreements and the basis for recording the price increase as a current liability in your financial statements. Additionally, please tell us and disclose in future filings the amount of premiums recorded to date as a current liability.

Response: Upon the amendment of the Share Purchase and Call Option Agreement, the Company agreed subject to satisfaction of specific pre-set milestones to acquire Conceptus SAS on or before the earlier of January 2, 2009 and 120 days after the closing date of a change in control, but not any time prior to January 1, 2008.  The purchase price of Conceptus SAS under the amended Share Purchase and Call Option Agreement is still based on a pre-determined revenue multiple intended to approximate the estimated fair value of Conceptus SAS at the purchase date. One of the purposes of  amending both the Share Purchase and Call Option Agreement and Distribution Agreement with Conceptus SAS (the “Transaction”) is to delay the potential acquistion of Conceptus SAS in order to provide Conceptus SAS more time to expand their footprint in their emerging markets and to give the Company more time to complete its due diligence on Conceptus SAS. As a result of the amendment to the Share Purchase and Call Option Agreement, the Company no longer holds a call option giving it the right to buy Conceptus SAS but instead has a conditional obligation to acquire Conceptus SAS, subject to the achievement of various pre-set milestones before closing. These various milestones consist both of internal milestones such as that neither party should be in breach of the amended Distribution Agreement and that Conceptus SAS shall have purchased pre-determined quantities of Essure product from Conceptus during specifc periods, and includes external milestones such as the reimbursement rate of the Essure procedure established by the French government.  Hence, there is no assurance that Conceptus SAS will meet the various milestones that are contingent upon closing. In other words, the Company has an obligation to buy Conceptus SAS in the future, contingent upon the achievement of certain internal and external milestones. In return for this conditional obligation, both parties agreed to increase the price at which the Company sells the Essure product to Conceptus SAS.  This increase to the sales prices  was reflected by an amendment to the Distribution Agreement.

The Company believes that no specific accounting literature directly addresses the accounting for the Transaction; however, it believes that its accounting approach best reflects the economic substance of the Transaction based upon an analogy to existing accounting literature, such as EITF 01-09, “Accouting for Consideration Given by a Vendor to a Customer” (“EITF 01-09”), whereby consideration given by a vendor to a customer is treated as a reduction of revenue unless certain criteria are met.  Effectively, the Company agreed to acquire Conceptus SAS at a later date, when both the fair value of Conceptus SAS and therefore the acquisition price are expected to have increased (due to the revenue multiple), in exchange for a higher current sales price of the Essure product. Accordingly, the Company believes that it is not appropriate to recognize the incremental revenue resulting from the increase in the sales price of the Essure product under the original terms compared to the amended terms of the Distribution Agreement.  Instead the Company believes that it is appropriate to establish a liability for the incremental sales prices, until the consumation of the acquisition (that is, the Company will record a journal entry at the time of each product sale to Conceptus SAS,  consisting of a debit to net sales and a credit to a liability account). If and when the Company acquires Conceptus SAS, it will relieve the liability by reducing the amount of the purchase consideration relating to the acquisition (that is, the Company will record a journal entry to debit the liability account and credit the purchase consideration). The Company believes that this is consistent with the underlying premise of EITF 04-01, “Accounting for a Pre-existing Relationship Between Parties to a Business Combination” (“EITF 04-01”) whereby a business combination between two parties that have a pre-existing relationship is a multi-element transaction with one element being the business combination and the other element being the settlement of the pre-existing relationship. Based upon an analogy to EITF 04-01, the liability is the settlement of a pre-existing contract, i.e., the amended Distribution Agreement, and should be viewed as a portion of the purchase price and the liability should be relieved at that time.

Assuming the pre-set milestones have been achieved, the Company intends to acquire Conceptus SAS during the first quarter of 2008 and has therefore recorded the Transaction as a current liability of $0.3 million on its consolidated balance sheet at March 31, 2007. The Company did not separately disclose this amount in its Quarterly Report on Form 10-Q as the amount did not represent greater than 10% of the Company’s total current liabilities. The Company will undertake to disclose this amount under the footnote section in its future filings.

* * *

In connection with the Company’s response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me at (650) 962-4039 or by fax at (650) 691-4724 should you have further questions.

Sincerely,

CONCEPTUS, INC.

/s/ Gregory Lichtwardt
Gregory Lichtwardt
Executive Vice President, Treasurer and
Chief Financial Officer